SEC

SEC
Mail Processing
Section
MAR 19 2018
Washington DC
408

18001344

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raphael Aryeh and Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent
(No. and Street)

Flushing	NY	11367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raphael Aryeh (718) 263-4852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh and Associates of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR J. HOROWITZ
Notary Public, State of New York
No. 01HO6258384
Qualified in Nassau County
Commission Expires March 26, 2020

Notary Public

Raphael Aryeh
Signature

General Partner
Title

03/14/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPRESENTATION LETTER SIGNED 3.14.2018

Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, NY - 11367

Bryant A. Gaudette, CPA
21320 Provincial Blvd., Suite 100
Katy, Texas 77450
Re: 2017 Year-end Representation Letter

Dear Mr. Gaudette,

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows of **Raphael Aryeh and Associates** (hereinafter "the Company") as of **12/31/2017**, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the financial statements in the financial condition, results of operations, and cash flows and that they are presented in conformity with generally accepted accounting principles. We also recognize that we are responsible for establishing and maintaining effective internal control. Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. We confirm, to the best of our knowledge and belief as of the Company below, the following representations made to you regarding your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.
2. We have made available to you all of the following:
   a. Financial records and related data;
   b. Minutes of the meetings of members, partners, stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared, for the type of entity appropriate to the Company.
3. There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies, particularly communications

concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions, that have not been provided.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management;

   b. Employees who have significant roles in internal control; or,

   c. Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties;

   b. Guarantees, whether written or oral, under which the Company is contingently liable;

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275, Risks and Uncertainties;

   d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements;

   e. The following information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk:

      1. The extent, nature, and terms of financial instruments with off-balance sheet risk;

      2. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments;

      3. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

   f. Agreements to repurchase assets previously sold or to resell assets previously purchased.

10. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

11. There are no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency;

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, Contingencies;

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as set forth herein below. It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following":

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market;

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock;

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments related to the Company (that is, control stock).

17. In addition, the Company at **12/31/2017**, had:

    a. Recorded all securities exchange memberships on the books;

    b. Properly recorded all participation in joint accounts carried by others;

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and the like, whose value depends on the fulfillment of conditions regarded as uncertain;

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts;

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities;

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. Any liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1 (The Net Capital Rule) and approved by FINRA.

19. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are based on fair value measurements in accordance with FASB ASC 820, Fair Value Measurement. The Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

20. The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded, or, where or when applicable, has recorded the tax expense and related liability.

21. Risks associated with the Company's ability to continue as a going concern have been disclosed including all of the facts (meaning, significant conditions and events and management plans) of which we were aware.

22. Risks associated with concentrations, based on information known to management, that meet all of the following criteria, have been disclosed in the financial statements:

    a. Concentrations that existed at the date of the financial statements;

    b. Concentrations that make the enterprise vulnerable to the risk of a near-term severe impact;

    c. Concentrations where it is reasonably possible wherein events could occur that may cause a severe impact in the near term.

23. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto unless otherwise noted herein.

24. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company securities, where, when and if applicable, and for the practices and procedures relevant to the objectives stated in Securities and Exchange Commission Rule 17a-5(g), including the following:

    a. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), the reserve required by Rule15c3-3(e), and the reserve required for the Company's proprietary accounts of introducing broker-dealers (PAIB calculation), if applicable;

    b. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

    c. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

    d. We are responsible for establishing and maintaining adequate internal control for safeguarding customers and the Company's securities, where, when and if applicable, and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

        1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. We believe that our practices and procedures as described above were adequate at **12/31/2017**to meet the SEC's objectives. There have been no significant changes in internal control since the prior audit.**01/01/2017**

25. There are no significant deficiencies or material weaknesses or material inadequacies at **12/31/2017**, or during the period through which this letter is signed by me, in internal control over financial reporting and control activities for, when, where and if applicable, safeguarding securities, and the practices and procedures followed in:

    a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) (The Customer Protection Rule);

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by 17 CFR 240.17a-13;

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by The Customer Protection Rule;

    e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act;

    f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

26. Net capital computations, prepared by the Company during the period from **01/01/2017** through the date of signature herewith, indicated that the Company was in compliance with the requirements of The Net Capital Rule at all times during the period, or, if the Company fell below its Net Capital requirement during the period, the firm has provided to me copies of the appropriate deficiency notifications to its regulatory authorities. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

27. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from **01/01/2017**, through the date of my signature herein below.

28. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All consolidating entries have been properly recorded. All intra-company and inter-company accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

29. Foreign and domestic operating subsidiaries of the Company which are subject to local securities and capital adequacy requirements were in compliance with such regulations and requirements at **12/31/2017**, and for the year then ended.

30. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at **12/31/2017**, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

31. There are no outstanding past due PCAOB accounting support fees.

32. As it related to supplementary information included in the financial statements, the Company acknowledges and understands its responsibility for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934. The supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934. The methods of measurement or presentation have not changed from those used in the prior period. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplementary information. We are responsible for the significant assumptions or interpretations underlying the measurement or presentation of the supplementary information. We believe the significant assumptions or interpretations used are reasonable.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that has not been disclosed that would require adjustment to or disclosure in the aforementioned financial statements or footnotes related thereto.

I, by my electronic signature typed in below, do affirm that the information provided to you herein is true and correct to the best of my knowledge.

Sign Name: // RAPHAI //

RAPHAELARYEH

Insert Title: GENERAL P

*Signatures, preceded and followed by the following notation "//", indicate an agreement to use electronic signature and such shall be the same as if signed manually.

Raphael Aryeh & Associates
(A Partnership)

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

Independent Auditors Report 3
Financial Statements 5
  Statement of Financial Condition 5
  Statement of Operations 6
  Statement of Cash Flows 7
  Statement of Changes in Ownership Equity 8
Notes to Financial Statements 9
Supplementary Schedules Pursuant to SEA Rule 17a-5 12
  Computation of Net Capital 12
  Computation of Net Capital Requirement 12
  Computation of Aggregate Indebtedness 12
  Computation of Reconciliation of Net Capital 12
Supplementary Statements Pursuant to SEA Rule 17a-5 13
  Statement Related to Uniform Net Capital Rule 13
  Statement Related to Exemptive Provision (Possession and Control) 13
  Statement Related to Material Inadequacies 13
  Statement Related to SIPC Reconciliation 13
Supplementary Reports Pursuant to SEA Rule 17a-5 ..... **Error! Bookmark not defined.**
  Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 14
  Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 16
  Auditor's SIPC General Assessment Reconciliation Report Pursuant to SEA Rule 17a-5(e)(4) 17

Independent Auditors Report

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing NY 11367

Opinion on The Financial Statements

We have audited the statement of financial condition of Raphael Aryeh and Associates (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Raphael Aryeh And Associates

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	244,288
Investments		-
Accounts receivable		43,677
Vehicle (net of accumulated depreciation)		25,895
	$	313,860

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	2,708
		2,708
Partners' equity:		311,152
	$	313,860

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

Revenues:		
Advisory fees	$	64,124
Commissions		22,247
Interest income		898
Gain (loss) on marketable securities		(252)
Total revenues		87,017
Expenses:		
Pension		-
Property taxes		1,119
Regulatory fees and expenses		2,204
Telephone and communications		3,445
Other operating expenses		30,749
Total expenses		37,517
Net income	$	49,500

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 49,500
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	5,174
Realized (gain) loss on marketable securities	252
(Increase) decrease in:	
Accounts receivable	(5,955)
Accrued expenses	2,167
Net cash provided by operating activities	51,138
Cash flows from investing activities	
Proceeds from sale of securities	23,605
Purchase of automobile	(28,773)
Disposal of automobile	6,914
Net cash provided by investing activities	1,746
Cash flows from financing activities:	
Partner contributions	21,698
Partner distributions	
Net cash used in financing activities	21,698
Net increase in cash	74,582
Cash and cash equivalents at beginning of period	169,706
Cash and cash equivalents at end of period	$ 244,288

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2017

	2017 Partners' Equity
Balances, January 1	239,954
Net income	49,500
Partner contributions	21,698
Partner distributions	
Balances, December 31	$ 311,152

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates

Notes to Financial Statements

As of and for the Year-Ended December 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions and advisory fees are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

Note 1 – Summary of Significant Accounting Policies - continued

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's income tax returns for the years ended December 31, 2014, 2015 and 2016 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from three major customers that accounted for 54% of revenue for the year.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $253,265 and a net capital rate of 1.07 to 1.

Note 3 – Property and Equipment

Property and equipment consists of:

Vehicle	$ 28,773
Total Vehicle at Cost	28,773
Less: Accumulated depreciation	(2,877)
Vehicle, net	$ 25,896

Depreciation expense was $5,174 for the year ended December 31, 2017 (including $2,297 of depreciation for a vehicle that was disposed of during the year).

Note 4 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $21,698 for the year ended December 31, 2017.

Note 5 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2018, the date the financial statements were available to be issued.

Raphael Aryeh And Associates
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity		$311,152
Non-Allowable Assets	$	52,887.00
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital		$258,265

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	181
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	253,265

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$2,708
Percentage of Aggregate Indebtedness to Net Capital	1.05%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2017	$	258,265
Adjustments			
Increase (Decrease) in Equity		$	-
(Increase) Decrease in Non-Allowable Assets		$	-
(Increase) Decrease in Securities Haircuts		$	-
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	258,265
Reconciled Difference		$	-

Raphael Aryeh And Associates

Supplementary Statements Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $258,265 which was $253,265 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.05%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1); Limited business (mutual funds and/or variable annuities only).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Raphael Aryeh And Associates
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Raphael Aryeh
Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, NY 11367

Dear Raphael Aryeh:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Raphael Aryeh and Associates identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Raphael Aryeh and Associates claims exemption from 17 C.F.R. §240.15c3-3. Raphael Aryeh and Associates stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Raphael Aryeh and Associates's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh and Associates's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Raphael Aryeh and Associates
INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT, FLUSHING, NEW YORK 11367
MEMBER: NASD, SIPC
(718) 263-4852

January 1, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, [Raphael Aryeh and Associates],

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from [January 1, 2017] through [December 31, 2017], without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Raphael Aryeh

[RAPHAEL ARYEH]
[GENERAL PARTNER]
[RAPHAEL ARYEH AND ASSOCIATES.]

1/1/2017
Date